UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period ended March 6, 2012

Commission File Number: 000-29916

AMERICAN BONANZA GOLD CORP.
(Translation of registrant's name into English)

Suite 1238, 200 Granville Street,
Vancouver, BC, V6C 1S4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F    [           ]  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ]   No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

The purpose of this 6-K submission is to furnish the United States Securities and Exchange Commission with documents previously filed with the Canadian Securities Regulatory Authorities on the System for Electronic Data Analysis and Retrieval (“SEDAR”).

List of Exhibits furnished with this 6-K:

99.1	Press Release dated October 27, 2011

99.2	Press Release dated November 8, 2011

99.3	Press Release dated February 7, 2012

99.4	Press Release dated February 15, 2012

99.5	Press Release dated March 1, 2012

99.6	52-109F2R – Certification of refiled interim filings – CEO dated September 22, 2011

99.7	52-109F2R – Certification of refiled interim filings – CEO dated September 14, 2011

99.8	52-109F2R – Certification of refiled interim filings – CEO dated June 17, 2011

99.9	52-109F2R – Certification of refiled interim filings – CFO dated September 22, 2011

99.10	52-109F2R – Certification of refiled interim filings – CFO dated September 14, 2011

99.11	52-109F2R – Certification of refiled interim filings – CFO dated June 17, 2011

99.12	Interim Financial Statements/report (amended) dated September 22, 2011

99.13	Interim Financial Statements/report (amended) dated September 14, 2011

99.14	MD&A (amended) dated September 22, 2011

99.15	MD&A (amended) dated June 17, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

American Bonanza Gold Corp.
(Registrant)

Date: March 6, 2012	By:	/s/ Catherine Tanaka
Catherine Tanaka

	Title:	Corporate Secretary